02040733

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

P.E. 5-30-02

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

RECD S.E.C.
JUN 12 2002
1086

For the month of May 30, 2002.

Carmanah Technologies Corporation

1304 – 925 West Georgia St., Vancouver, B.C. V6C 3L2
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ☐ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.] ☐ Yes ☐ No

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 0-30052

PROCESSED
JUN 2 8 2002
THOMSON
FINANCIAL

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Carmanah Technologies Corporation
(Registrant)

Date: May 30, 2002

Mr. Peeyush K. Varshney, Director

FOR IMMEDIATE RELEASE

Carmanah

Tuesday, May 7, 2002
(No. 2002-05-06)

Annual General Meeting and New Nominees for Directors

Vancouver, BC – May 7, 2002 – Carmanah Technologies Corporation (TSX VE: CMH) is pleased to announce that the date for its Annual General Meeting of Shareholders has been set for June 13, 2002. The meeting will be held at 10:00 am (Pacific time) at Suite 1304-925 West Georgia Street, Vancouver, British Columbia.

Carmanah is also pleased to announce the nomination of Trevor Johnstone and Kelly Edmison to the Company's Board of Directors.

Mr. Johnstone holds a Masters of Business Administration from the University of California, Berkeley, along with Chartered Accountant and Certified Public Accountant designations. He is a founder and principal of Tricor Pacific Capital, Inc. ("Tricor"), a private equity investment firm. He participates in all aspects of Tricor's investment activity and is an active director of each of its portfolio companies, namely, Tree Island Industries Ltd., Halsteel, Inc., Industrial Wire Products Corp., NorskeCanada, AG Growth Industries Inc., and Swiss Water Decaffeinated Coffee Company Inc. Prior to forming Tricor, he was a principal and acted as Chief Financial Officer of Macluan Capital Corporation. He also spent nineteen years as a practicing public accountant, initially with Arthur Andersen & Co. and thereafter as a founding partner of a local Vancouver accounting firm. Mr. Johnstone acts as a director of a number of public and private companies. As both a principal and advisor, he has gained experience in Canadian, US and international transactions. He was Chairman of Pacifica Papers Inc. during its billion-dollar merger with Norske Skog Canada Limited, and now sits on the board of the combined entity. He was instrumental in the formation and creation of Helijet Airways Inc., where he acts as Corporate Secretary and Director.

Kelly Edmison has been active in the Vancouver junior tech market for the past decade. A graduate of the University of Toronto and Queen's University, Mr. Edmison has practiced law for over 20 years. He spent his early career in Calgary and Hong Kong before joining Ladner Downs (now Borden Ladner Gervais) in 1985 where he practiced securities and commercial law until 1995. He then established his own practice focused exclusively on representing Vancouver based junior technology companies. During the past five years, companies represented by Mr. Edmison have closed over forty financings raising aggregate proceeds in excess of $200,000,000. Mr. Edmison has been an officer of a number of high profile venture capital financed companies such as NxtPhase Corporation and Sonigistix Corporation. He has also been a director and/or officer of various public companies listed on the TSX Venture Exchange and / or the Toronto Stock Exchange such as PCS Wireless Inc., eDispatch Wireless Data Inc. and A.L.I. Technologies Inc.

Mr. Edmison is currently President, Chief Executive Officer and a Director of Devon Ventures Corporation ("Devon Ventures"), a merchant banking firm listed on the TSX Venture Exchange. Devon Ventures has recently purchased 600,000 common shares of Carmanah as a portfolio investment.

About Carmanah Technologies Inc.

Carmanah specializes in the design, manufacture and supply of patented, proprietary solar-powered LED lighting solutions for marine, railway and roadway markets. The company currently has distributors in over 80 countries worldwide and more than 42,000 units installed to-date. The shares of Carmanah Technologies Corporation (parent company) are publicly traded on the TSX Venture Exchange under the symbol "CMH". For further information, please visit www.carmanah.com.

On Behalf of the Board of Directors
Carmanah Technologies Corporation

" Praveen Varshney "

Praveen Varshney, Director

For further information, please contact:

Corporate Contacts:
Mr. Praveen Varshney, Director
Tel: (604) 629-0264
Toll-Free: 1-866-629-0264

Media Contact:
Mr. David Davies
Harbourwerks Communications
Tel: (250) 382-4332
ddavies@harbourwerks.com

Investor Relations Contact:
Vanguard Shareholder Solutions
Tel: (604) 608-0824
Toll-Free: 1-800-567-6223
ir@vanguardsolutions.ca

Carmanah

FOR IMMEDIATE RELEASE **Tuesday, May 14, 2002**
(No. 2002-05-07)

Contact: Mr. Praveen Varshney, Director
Phone (604) 629-0264 or Toll Free 1-866-629-0264
investors@carmanah.com

CARMANAH ANNOUNCES YEAR END RESULTS

Victoria, BC – May 14, 2002 - Carmanah Technologies Corporation (TSX VE: CMH) is pleased to announce its audited year end results for the years ended December 31, 2001 and 2000.

Carmanah's total revenues for the year ended December 31, 2001 increased 52% to $3,379,745 compared with $2,227,731 for the preceding year. Revenue growth was achieved through increased investment in sales and marketing resources and activities. Sales were increased throughout our existing product lines and through the introduction of several new products as well.

Net income (loss) for fiscal 2001 before depreciation and amortization was $(335,652), compared with $136,385 in fiscal 2000. The 2001 loss includes the significant increase to research and development expenses on the income statement of $271,485, versus the minimal expense in 2000 of $24,773. The loss can also be attributed to the "one time" costs of our public listing last year and the additional resources and administrative expenses required to support the extensive sales and marketing activities.

Carmanah's gross profit margin increased to 53% of sales, an 8% increase over previous year's 45% gross profit margin. This increase is the result of an aggressive direct sales program and an increased focus and emphasis on e-commerce sales initiatives. Direct sales comprised 22% of total sales in fiscal 2001, compared with 4% in fiscal 2000.

Wages and benefits for the 2001 fiscal year increased 116% to $1,102,351, compared with $511,281 in 2000. This is the result of increased sales, business development, production and administrative staff to support the Company's expansion into new products and new markets. Carmanah's staffing grew 100% to 30 Full-Time Equivalent's (FTE's) in fiscal 2001, compared with 15 FTE's in 2000.

Fiscal 2001 office and administration expenses of $539,360 increased significantly over last year's $167,440. This is the result of the one-time costs incurred for the reverse takeover listing, additional ongoing public company expenses and the increased infrastructure required to support staffing growth.

Sales and marketing expense in the amount of $200,705 at 2001 year end, represents a 111% increase over $95,406 at 2000 year end. The Company continued to increase sales and marketing activities for new and existing product lines, throughout its worldwide marketplace. Focus was placed on new market introduction as well as key trade shows and customer contact.

Year end 2001 indicates research and development expenditures of $271,485, compared with fiscal 2000's $24,773. This significant increase on the statement of operations and deficit is the result of two factors. Firstly, the Company did not book the Scientific Research and Experimental Development ("SRED") cost recovery against its R&D expenses in year 2001, as was done in 2000. As a wholly owned subsidiary of the public company Carmanah Technologies Corporation, Carmanah Technologies Inc. may no longer recover research and development expense reimbursement through SRED. The claim may only be applied as a tax credit against future tax payable. Secondly, the Company did not capitalize as many of its projects in this current year. Carmanah's previous investment in intellectual property (over the past several years) to develop the underlying core technology has resulted in the ability to turn new ideas for new markets into saleable product much faster.

The total investment in research and development including the capitalized portion increased 42%, represented by $502,687 in 2001 compared with $354,112 in 2000. However, as a percentage of sales, total investment in research and development was 15% of 2001 sales, compared to 16% of 2000 sales, indicating that growth in R&D investment is maintained at a consistent level with sales.

The Company's cash balance increased from $185,634 as at December 31, 2000 to $1,060,817 as at December 31, 2001, an increase of $875,183. Net cash usage from operations and investing activities for the year was $750,345 versus $511,137 last year. Financing for Carmanah's operations was funded from the $1.75 million raised in the reverse takeover. Net working capital at year end was $1,664,885, with a current ratio of 4.76 and $47,447 of non-current debt obligations.

The overall performance of the company for fiscal 2001 was consistent with the objectives set forth before last year's public listing and financing. The Company invested considerably into new product development and sales and marketing initiatives that are intended to fuel growth over the coming twelve months. The necessary infrastructure and systems have been implemented and expectations for results early in the 2002 fiscal year are high.

On Behalf of the Board of Directors
Carmanah Technologies Corporation

" Art Aylesworth "

Art Aylesworth
CEO and Director

CARMANAH TECHNOLOGIES CORPORATION

Consolidated Balance Sheets

December 31, 2001 and 2000

	2001	2000
Assets		
Current assets:		
Cash and cash equivalents	$ 1,060,817	$ 185,634
Accounts receivable	358,958	226,588
Inventories	587,439	495,000
Taxes recoverable	23,888	133,273
Prepaid expenses and deposits	26,777	2,591
Current portion of advances receivable	49,472	-
	2,107,351	1,043,086
Advances receivable	111,500	-
Deferred development costs	216,895	203,281
Capital assets	279,873	208,472
Patents and other intangible assets	29,487	28,989
	$ 2,745,106	$ 1,483,828
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 340,876	$ 233,282
Bank loan	30,000	90,000
Current portion of long-term debt	27,790	36,121
Current portion of obligations under capital leases	25,800	9,383
Current portion of future income taxes	18,000	15,000
	442,466	383,786
Long-term debt	17,143	27,318
Obligations under capital leases	30,304	20,040
Advances received	-	200,000
Future income taxes	-	3,000
	489,913	634,144
Shareholders' equity:		
Share capital	3,029,746	947,739
Contributed surplus	26,188	26,188
Deficit	(800,741)	(124,243)
	2,255,193	849,684
	$ 2,745,106	$ 1,483,828

CARMANAH TECHNOLOGIES CORPORATION

Consolidated Statements of Operations and Deficit

Years ended December 31, 2001 and 2000

	2001	2000
Sales	$ 3,379,745	$ 2,227,731
Cost of sales	1,588,280	1,240,792
	1,791,465	986,939
Operating expenses:		
Wages and benefits	1,102,351	511,281
Office and administration	539,360	167,440
Research and development	271,485	24,773
Sales and marketing	200,705	95,406
Bank charges and interest	38,912	33,654
Amortization of:		
Capital assets	111,129	70,483
Deferred development costs	217,588	149,877
Patents and other intangible assets	12,129	5,294
	2,493,659	1,058,208
Operating loss	(702,194)	(71,269)
Other income:		
Interest and other income	25,696	-
Loss before income taxes	(676,498)	(71,269)
Income tax expense:		
Future	-	(18,000)
Loss for the year	(676,498)	(89,269)
Deficit, beginning of year	(124,243)	(34,974)
Deficit, end of year	$ (800,741)	$ (124,243)
Loss per share	$ (0.04)	$ (0.01)

For further information, please contact:

Corporate Contacts:
Mr. Praveen Varshney, Director
Tel: (604) 629-0264
Toll-Free: 1-866-629-0264

Media Contact:
Mr. David Davies
Harbourwerks Communications
Tel: (250) 382-4332
ddavies@harbourwerks.com

Investor Relations Contact:
Vanguard Shareholder Solutions
Tel: (604) 608-0824
Toll-Free: 1-800-567-6223
ir@vanguardsolutions.ca

Carmanah

FOR IMMEDIATE RELEASE

Monday, May 27, 2002
(No. 2002-05-08)

CARMANAH ANNOUNCES FIRST QUARTER REVENUES UP 65%

Victoria, BC – May 27, 2002 - Carmanah Technologies Corporation (TSX VE: CMH) is pleased to announce its first quarter results for the three months ended March 31, 2002 and 2001.

For the three month period ended March 31, 2002, the Company recorded a record quarter with revenues of $1,381,044. This was an increase of 65% over the same period in 2001. Revenue growth was achieved through (1) the continued growth of marine sales in existing product lines, (2) expansion into the railway and mining markets with existing products, and (3) expansion into the transportation and transit markets with entirely new products. Unit sales increased from 3,241 units sold and delivered for first quarter 2001 to 4,860 for first quarter 2002.

Direct cost of goods totaled $598,330 in the three month period ended March 31, 2002 as compared to $394,214 for the three months ended March 31, 2001. Gross profit as a percentage of sales at March 31, 2002 was 57% as compared to 53% during same period in 2001. This is a result of the Company's movement towards more direct selling through dedicated sales staff and an aggressive e-commerce program.

Total operational expenses for the three month period ended March 31, 2002 were $831,242 overall, a 65% increase over the $503,747 in the same period in 2001. This is the result of increased staff and administrative expenses to support the Company's expansion into new products and new markets. Increasing investment is being made into markets that will be primary sources of revenues in the months and years to come.

Net loss for the three month period ended March 31, 2002 was $48,528 as compared to a net loss of $60,107 for the same period in 2001. The overall loss position is a result of additional resources and administrative expenses required to provide and support the extensive sales and marketing activities. The Company also made a further investment of $155,894 into research and development expenses during the three month period ended March 31, 2002 as compared to $98,312 in the same period in 2001.

The Company's cash balance increased from $192,623 as at March 31, 2001 to $1,174,918 as at March 31, 2002, an increase of $982,295. The increase was primarily attributable to the cash received pursuant to the financing carried out in conjunction with the reverse takeover of Carmanah Technologies Inc. ("CTI") in 2001.

About Carmanah Technologies Inc.

Carmanah designs, manufactures and supplies patented, proprietary solar-powered LED lighting solutions to the marine, railway and roadway markets. The Company has distributors in over 80 countries and now has more than 44,000 units installed worldwide.

The shares of Carmanah Technologies Corporation (parent company) are publicly traded on the TSX Venture Exchange under the symbol "CMH". For further information, please visit www.carmanah.com.

On Behalf of the Board of Directors
Carmanah Technologies Corporation

" Praveen Varshney "

Praveen Varshney, Director

Suite 1304-925 West Georgia St., Vancouver, BC Canada V6C 3L2
Phone (604) 629-0264 Toll Free 1866-629-0264 Fax (604) 6824768 e-mail: investors@carmanah.com

CARMANAH TECHNOLOGIES CORPORATION

Consolidated Balance Sheets

March 31, 2002 and December 31, 2001
(Prepared by Management)

	March 31, 2002	December 31, 2001
	(unaudited)	(audited)
Assets		
Current assets:		
Cash and cash equivalents	**$ 1,174,918**	$ 1,060,817
Accounts receivable	**738,482**	358,958
Taxes recoverable	**5,409**	23,888
Prepaid expenses and deposits	**41,642**	26,777
Inventories	**662,864**	587,439
Current portion of advances receivable	**43,586**	49,472
	2,666,901	2,107,351
Advances receivable	**111,500**	111,500
Capital assets	**286,484**	279,873
Deferred development costs	**158,289**	216,895
Patents and other intangibles	**26,542**	29,487
	$3,249,716	$2,745,106
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	**624,785**	340,876
Bank loan	**50,000**	30,000
Current portion of long-term debt	**22,204**	27,790
Current portion of obligations under capital lease	**19,067**	25,800
Current portion of future income taxes	**18,000**	18,000
	734,056	442,466
Long-term debt	**17,143**	17,143
Obligations under capital lease	**30,304**	30,304
Shareholders' equity:		
Share capital	**3,267,346**	3,029,746
Contributed surplus	**26,188**	26,188
Deficit	**(825,321)**	(800,741)
	2,468,213	2,255,193
	$ 3,249,716	$ 2,745,106

Suite 1304-925 West Georgia St., Vancouver, BC Canada V6C 3L2
Phone (604) 629-0264 Toll Free 1-866-629-0264 Fax (604) 682-4768 e-mail: investors@carmanah.com

CARMANAH TECHNOLOGIES CORPORATION

Consolidated Statements of Operations and Deficit

For the three months ended March 31, 2002 and 2001
(Unaudited – Prepared by Management)

	2002	2001
Revenues	**$ 1,381,044**	$ 837,854
Cost of goods sold	**598,330**	394,214
	782,714	443,640
Operating expenses:		
Wages and benefits	**323,834**	212,482
Research and development	**155,894**	98,312
Sales and marketing	**133,179**	37,344
Office and administration	**121,488**	97,904
Bank charges and interest	**12,981**	2,380
Amortization of:		
Capital assets	**22,315**	18,729
Deferred development costs	**58,606**	35,060
Patents and other intangible assets	**2,945**	1,536
	831,242	503,747
Operating loss for the period	**(48,528)**	(60,107)
Other income:		
Interest and other income	**23,948**	-
Loss for the period	**(24,580)**	(60,107)
Deficit, beginning of period	**(800,741)**	(124,242)
Deficit, end of period	**$ (825,321)**	$ (184,349)
Loss per share	**$ (0.001)**	$ (0.007)
Weighted average number of shares outstanding	**20,305,599**	8,433,222

CARMANAH TECHNOLOGIES CORPORATION

Consolidated Interim Statements of Cash Flows

For the three months ended March 31, 2002 and 2001
(Unaudited – Prepared by Management)

	2002	2001
Cash provided by (used in):		
Operations:		
Loss for the period	$ (24,580)	$ (60,107)
Amortization, an item not involving cash	83,866	55,324
Changes in non-cash operating working capital:		
Accounts receivable	(379,524)	(219,946)
Taxes recoverable	18,479	–
Inventories	(75,425)	83,773
Prepaid expenses and deposits	(14,865)	(7,500)
Advances receivable	5,886	–
Accounts payable and accrued liabilities	283,910	(55,460)
	(102,253)	(203,916)
Investing:		
Purchase of capital assets	(28,927)	(32,485)
Financing:		
Shares issued by way of private placement	237,600	–
Bank loan	20,000	(70,000)
Proceeds from issuance of long term debt (repaid)	(5,586)	19,579
Principal payments of obligations under capital leases	(6,733)	(6,189)
Advances received	–	300,000
	245,281	243,390
Increase in cash and cash equivalents	114,101	6,989
Cash and cash equivalents, beginning of period	1,060,817	185,634
Cash and cash equivalents, end of period	$ 1,174,918	$ 192,623

For further information, please contact:

Corporate Contacts:
Mr. Praveen Varshney,
Director
Tel: (604) 629-0264
Toll-Free: 1-866-629-0264

Media Contact:
Mr. David Davies
Harbourwerks Communications
Tel: (250) 382-4332
ddavies@harbourwerks.com

Investor Relations Contact:
Vanguard Shareholder Solutions
Tel: (604) 608-0824
Toll-Free: 1-866-801-0777
ir@vanguardsolutions.ca

FOR IMMEDIATE RELEASE

Carmanah

Day, May 30, 2002
(No. 2002-05-09)

CARMANAH SIGNS 21-MONTH SUPPLY AGREEMENT WITH CANADIAN COAST GUARD

Sales of solar LED lights hit $200,000 in first month

Victoria, BC – May 30, 2002 - Carmanah Technologies Corporation (TSX VE: CMH) has signed a Standing Offer Agreement (SOA) with the Canadian Coast Guard. The SOA sets the terms for future sales of Carmanah's solar-powered LED (light emitting diode) aids to navigation lights to the Coast Guard for all regions. The agreement approves purchase orders of up to $100,000 each. Through its east coast distributor, Go Deep International, Carmanah has already supplied approximately $200,000 worth of lights since the deal took effect on April 3, 2002.

"The SOA indicates the Coast Guard's ongoing demand for solar LED lights," said Carmanah CEO Art Aylesworth. "Carmanah's proprietary solar technology is now the standard for short range aids to navigation lighting in Canada."

The Canadian Coast Guard is widely retrofitting the aids to navigation system with solar LED lighting to improve reliability and efficiency and meet an international commitment to keep lights functioning 99 percent of the time. Carmanah's solar LED lights reduce operating costs because they require no maintenance for up to five years.

Their relatively small size allows the use of smaller, lighter aids to navigation buoys that can be serviced with fewer personnel and smaller boats. This has made the contracting of buoy operation and maintenance to harbour authorities easier for the Coast Guard. "Carmanah lights are small and lightweight so local fishermen can install and remove them each year around the fishing season. We provide a better service to our clients, reduce costs and help local communities," says Mike Clements, Manager of the Aids to Navigation Program for the Canadian Coast Guard in Newfoundland and Labrador. "This has also enabled the Newfoundland Region of the Coast Guard to establish the first fully lighted aids to navigation system in the world."

Said Aylesworth, "The marine industry is the first and most successful application for Carmanah's platform solar powered LED technology. This niche has given us to average 80% growth over the last three years, and shows no signs of slowing."

About Carmanah Technologies Inc.

Carmanah designs, manufactures and supplies patented, proprietary solar-powered LED lighting solutions to the marine, railway and roadway markets. The company has distributors in over 80 countries and now has more than 44,000 units installed worldwide.

The shares of Carmanah Technologies Corporation (parent company) are publicly traded on the TSX Venture Exchange under the symbol "CMH". For further information, please visit www.carmanah.com.

On Behalf of the Board of Directors
Carmanah Technologies Corporation

" Praveen Varshney "

Praveen Varshney, Director

For further information, please contact:

Corporate Contacts:
Mr. Praveen Varshney, Director
Tel: (604) 629-0264
Toll-Free: 1-866-629-0264

Media Contact:
Mr. David Davies
Harbourwerks Communications
Tel: (250) 382-4332
ddavies@harbourwerks.com

Investor Relations Contact:
Vanguard Shareholder Solutions
Tel: (604) 608-0824
Toll-Free: 1-800-567-6223
ir@vanguardsolutions.ca

Carmanah

2001 ANNUAL REPORT

Carmanah Technologies Corporation

Shift paradigms

Company Overview

Carmanah Technologies Corporation (Carmanah) manufactures and markets its propietary solar-powered LED (light emitting diode) lighting products for the marine, railway, roadway and transit markets worldwide. Using a patented combination of LED illumination, solar-powering and intelligent electronics, Carmanah provides cost-effective, long lasting and maintenance-free lighting solutions for many commercial applications.

Innovation for a Bright Future





Carmanah marine lights are used around the world for navigation and hazard marking applications.

Carmanah occupies a leading edge position in its industry for its advancements in solar-powered LED lighting. LEDs, or light emitting diodes, are solid state semi-conductor chips as small as a single grain of sand that emit light which can be seen for miles. LEDs are super efficient, using little power, and last for up to 27 years of operation. LEDs are the most important advance in lighting since Edison invented the light bulb.

Carmanah's major competitive advantage is the proprietary intelligent electronics and "middleware" used to mesh LED technology with solar power and rechargeable battery systems. The end result is Carmanah Lights - the world's premier line of fully self-contained, solar LED lighting products. The key benefits are simple installation, lower capital costs and no maintenance or servicing. This means exponential cost savings for Carmanah's customers.

Dominating the Marine Market

Carmanah's technology was originally adapted for the marine industry to mark channels and waterways, moored vessels, aquaculture facilities and docks. Market acceptance of Carmanah's products has been exceptional. The company's client list includes the US Navy (ie: for anti-terrorism nets), the US and Canadian coast guards, aquaculture companies and dock owners.

Carmanah has sold more than 35,000 units in 80 countries in 5 short years, becoming a dominant player in the marine industry.

It costs an estimated US$50,000 annually to maintain each big channel buoy in American waters. Maintenance costs on Carmanah products are zero. This niche alone continues to give Carmanah very strong revenue growth.

In addition, because of the harsh environmental conditions, lighting standards in the marine industry are very high. Lights must be powerful and "true". To meet or exceed these exacting standards, Carmanah has developed a superior technology and product line that also gives it a competitive edge in less regulated, and much larger and more lucrative mass markets.

A Platform Technology with Many Applications

Carmanah estimates it has a two year technical advantage in solar-powered LED lighting. Carmanah lights are the most dependable, reliable self-contained lighting technology in their class – even in low-sun areas. Management is quickly leveraging the company's competitive edge to generate revenue in new markets. Carmanah is focused on railways, roadways and especially transit.

These are mass markets with public and private customers under heavy pressure to improve safety and reduce costs. Carmanah offers a compelling value proposition: a renewable energy technology with immediate cost savings over traditional lighting. Field trials for Carmanah's new products in Europe are already underway.

Improved safety. Reduced capital costs. No maintenance or servicing costs. Carmanah is creating a paradigm shift in the International markets for navigation and hazard marker lighting.


School
Carmanah's integrated and solar-powered LED School Zone Flasher. Operation is programmed for up to one calendar year using a Palm Pilot and Carmanah's proprietary software.

Table of **Contents**

"I am pleased to inform you that we use your solar powered products and find them an excellent alternative to conventional methods of illumination."

Andrew Pitcher, Manager of Marine Operations and Harbour Master
Nanaimo Port Authority
British Columbia, Canada

To Our
Shareholders

The Year in Review



Art Aylesworth
C.E.O. and Director

Carmanah Technologies Inc. has had a very exciting year. It has been a year that saw Carmanah become a publicly trading company. It saw the Company add to its already strong management team and develop its operations to capitalize on the opportunities that lie ahead. And it saw the Company lay claim to the title, "The leader in solar LED lighting solutions".

It was also a year of challenges. Carmana's staff almost doubled. The Company's international business development efforts introduced it to opportunities in many new countries and many new industries. The Company developed more new products over the past twelve months than it had in the previous forty-eight months. And it began to feel the acceleration of an enterprise growing at an exceptional rate.

Carmanah has invested significantly over the past year to take advantage of the emerging markets for its technology. Carmanah is a world leader in its field; the "space" before it is vast and the Company has taken its position at the forefront.

Sales and Marketing

Carmanah's sales and marketing group has made considerable progress over the past year and the Company has developed a strong team of business development specialists who will drive its sales in the coming year. Although the members of the group have excellent sales and business skills, this was a year of learning the nuances of the technology and creating a presence for themselves and Carmanah's products within their various industry segments. Although the Company's sales this year grew by 52%, the sales and marketing efforts of the past year will pay more significant dividends in the coming twelve months and beyond.

Carmanah is enjoying progress on several fronts. The development of an"in-house" team of sales people (railways, mining and aggregates) that focus on the opportunities in various verticals is succeeding in its early efforts.

The introduction of Carmanah's first highway industry products into the UK has gone quite well and the Company will see that growth trend accelerate in the near future as it successfully completes multiple field trials. Early efforts in public transportation in Europe and the USA point to markets that will surpass Carmanah's current sales within three years.

Our business development efforts in the Middle East and South East Asia are exposing the company to a noticeable increase in bigger opportunities and projects. And although we are seeing fairly good early sales in these areas, we have many major projects in the works that are specified to our products. We feel confident of our ability to close a reasonable number of these opportunities.

The Carmanah E-Commerce program is still growing at an impressive rate and from almost no web sales twenty four months ago we have grown to nearly twenty one percent of total sales being web based. The majority of these are new customer sales although some existing clients are using the convenience of on-line buying. Not only is this initiative increasing overall sales, the retail nature of these sales will create increased gross margins as well.

Engineering/Research and Development

The Company is very pleased to have attracted as its Product Development Manager, Mr. Mark Harold, who has an impressive background in LED-based products with Pacific Insight Electronics Corp., a Canadian success story. His experience has streamlined Carmanah's time-to-market considerably, as noted in the opening comments. The Company's engineering team has been very busy over the past twelve months with several advances that it expects to capitalize on in the very near future. The specialized experience Carmanah has in its field, coupled with its intellectual property, positions the Company very well in this emerging industry.



Carmanah's solar-powered LED platform technology reconfigured into a marker for hazard posts common throughout the United Kingdom.

The Carmanah "Solar Engine" is fast becoming recognized as the world's most advanced autonomous energy source for LED applications. The Company's proprietary power management systems offer efficiencies that make possible the use of LED-based solar solutions almost anywhere on Earth. Carmanah has considerable expertise in all engineering disciplines and the Company hopes to further enhance its industrial design capabilities in the first half of 2002. Carmanah is very pleased with this element of the Company and expects to continue a technical leadership role in the industry.

The Company's Research and Development group is under the charge of Dr. David Green, the founder of Carmanah Technologies Inc. His reputation in the technology sector has earned the Company confidence and respect amongst governing bodies and regulatory authorities. Carmanah is in the final stages of completing a major project for Transport Canada, which will define the specification for railway level crossing signals. This high profile responsibility is reflective of the technical reputation of the Company.

Operational Comments



Carmanah's lights are marking road hazards at numerous mine sites within the United States.

The operations group at Carmanah has spent much of the last year ensuring that the Company's infrastructure will meet the growth set out in its business plan. Carmanah's ISO certification was successfully audited with positive remarks from KPMG and the Company's migration towards the new ISO 2001 standards is well under way. Carmanah has successfully implemented an ERP (enterprise resource planning) system that will manage the component requirements of a rapidly growing manufacturing company and provide the kind of management information necessary to guide the Company through the coming years. In an enterprise that is growing its revenues, expanding its product line and entering new industries at the rate currently being enjoyed by Carmanah, Operations will undoubtedly experience change. The Company will soon be pushing the capacity of its production department, which will be addressed in the short term with a second shift on the production line and in the medium term with expanded facilities by July, 2002.

It has been recognized by management that the Company will need additional square footage to accommodate growth and this has been secured in an adjacent building. The additional space is currently being sublet to several smaller tenants on a short term basis at a slightly positive cost recovery. Carmanah anticipates that its projected sales for 2002 will require that the Company expand before the summer of 2002 to meet increased demands in all departments.

The human resource requirements of Carmanah have also been the focus of management as the Company improves the provisions of its medical benefits plan and overall HR policies. The company's "Shared Success Stock Option Plan" is nearing completion and staff will see the details of this program in early 2002.

Financial Update

The Company made very important changes to its financial position over the past year. Previous to the RTO, Carmanah Technologies Inc. was operating at or near break even and growing in dollar amounts that were manageable from operational cash flow and modest investment. The public company process is the vehicle to finance Carmanah's way forward into larger world markets and the significant growth it anticipates there. As a public company, Carmanah is now advancing these objectives as set forth over two years ago.

2001 saw the Company absorb many costs, as detailed in the MD&A report, which were a necessary part of preparing for the rapid growth ahead. The one-time RTO costs and loss of R&D rebates made up the majority of Carmanah's losses in the past year, but the Company did invest in staff and marketing to initiate sales. Carmanah's product development initiatives also added to the net results and the Company is confident that these have been wise investments. The cash provided through the public company process is being spent wisely and the results over the next several months will create the framework to meet Carmanah's long-term objectives.

Closing Comments

Carmanah has done a good job of positioning itself in the marine industry through good technology and time and effort. As the Company works its way into the much larger highways and public transportation sectors, it is again faced with many opportunities. In the coming year, management will implement its strategy to take Carmanah to a "world leading" position in these new sectors.





Carmanah's lights on buoys in Darling Harbour, Sydney, Australia.

Carmanah anticipates an exciting and successful year ahead and it feels that the investments made during 2001 will prove to be the foundation upon which the Company will build.

On behalf of the entire team at Carmanah, thank you to our shareholders for their ongoing support. We promise our unyielding commitment to success.

Art Aylesworth
C.E.O. and Director
May 6, 2002

"I am writing to inform that the Carmanah lights we recently acquired have fulfilled our previously held expectations for this type of product. The product's light output is superior compared to traditional navigation lighting and its ultra compact form makes it possible to use higher buoy towers thereby increasing the radius of our navigation lighting. As well, the minimum maintenance (or none at all) makes it possible for us to recoup product costs quickly. For all of the above reasons, we wish to express to you our complete satisfaction with this innovative product."

J. Gongora Barbosa, Operations Coordinator
Administracion Portuaria Integral de Quintana Roo, Puerto Juarez, Punta Sam e Isla Mujeres
Mexico

"We are a major Mussel producer in the South Island and have a large number of Mussel farms that require lighting to meet Marine Regulations. Three years ago we tried Carmanah lights on farms and they have exceeded our expectations for reliability. Since then we have purchased over 60 lights... We have been impressed with the technology and robustness of the new generation of lights. Our ongoing service problems have disappeared and we are looking forward to trouble free lighting..."

Bruce Cardwell, Operations Manager
Sanford Havelock
New Zealand

Senior Management
and the
Board of Directors

Dr. David Green, Ph.D., B.Eng
Chair of the Board, C.T.O.



Dr. David Green inspecting a Model 701 ready for deployment on a coastal buoy.

Carmanah founder Dr. David Green has an engineering physics degree from the Royal Military College of Kingston, Ontario and a Ph.D. from the University of British Columbia. Dr. Green has a strong entrepreneurial background with two previous hi-tech ventures turning into multi-million dollar enterprises. One of his startups, which he sold in 1989, was eventually bought out by JDS Uniphase. The other, a fibre-optic company called NxtPhase, was voted the top startup company in British Columbia. It has raised $80 million in private venture capital.

Art Aylesworth
C.E.O, Director

Mr. Aylesworth was President and C.E.O. of Sharp's Audio Visual and played a key role in the company's growth from $4,000,000 to $20,000,000 annually. As Carmanah's C.E.O., Mr. Aylesworth brings to the Company over 25 years of leadership and entrepreneurial experience, as well as a strong background in sales and marketing.

Chuck Francis, B.A.
Vice-President, C.O.O.

Mr. Francis, as an owner/operator, built Island Professional Displays Ltd. into a multi-million dollar service operation providing special event displays to the Vancouver Island market. Mr. Francis brings to Carmanah a proven track record of high level operational skills and sound fiscal management.

Cheryl Alexander, M.A.
Director

Ms. Alexander is an independent consultant currently providing internal program management and human resource development services to senior staff and boards of government agencies, crown corporations and private companies

Praveen K. Varshney, C.A.
Director

Mr. Varshney is a chartered accountant and holds a Bachelor of Commerce degree from the University of British Columbia. He is a director of several public companies.

Peeyush Varshney, LL.B
Director

Peeyush Varshney specializes in corporate/securities law and is a director of a number of public companies. He holds Bachelor of Commerce and Bachelor of Laws degrees from the University of British Columbia.

Management Discussion
and Analysis of
Financial Statements

Carmanah's total revenues for the year ended December 31, 2001 increased 52% to $3,379,745 compared with $2,227,731 for the preceding year. Revenues were derived from the sale of solar powered light-emitting diode hazard lights. Sales are sourced through a worldwide distribution network and direct sales efforts in key market segments and territories. Revenue growth was achieved through increased investment in sales and marketing resources and activities. Sales were increased throughout our existing product lines and through the introduction of several new product lines as well.

Carmanah's gross profit margin increased to 53% of sales, a 8% increase over previous year's 45% gross profit margin. This increase is the result of an aggressive direct sales program and an increased focus and emphasis on e-commerce sales initiatives. Products sold via direct sales methods are priced at retail, rather than at the wholesale pricing extended to distributors. Direct sales comprised 22% of total sales in fiscal 2001, compared with 4% in fiscal 2000.



Carmanah's technology is ideally suited for sign delineation and enhancement. Retrofits can be installed in minutes.

Wages and benefits for the 2001 fiscal year increased 116% to $1,102,351, compared with $511,281 in 2000. This is the result of increased sales, business development, production and administrative staff to support the Company's expansion into new products and new markets. Carmanah's staffing grew 100% to 30 Full-Time Equivalent's (FTE's) in fiscal 2001, compared with 15 FTE's in 2000.

Fiscal 2001 office and administration expenses in the amount of $539,360, is a 222% increase over last year's $167,440. This is the result of the one-time cost incurred for the RTO, additional ongoing public company expenses, including investor relations, and the increased infrastructure required to support staffing growth.

Sales and marketing expense in the amount of $200,705 at 2001 year end, represents a 111% increase over $95,406 at 2000 year end. The Company continued to increase sales and marketing activities for new and existing product lines, throughout its worldwide marketplace. Focus was placed on key trade shows and customer contact.

Year end 2001 indicates research and development expenditures of $271,485, compared with fiscal 2000's $24,773. This significant increase on the statement of operations and deficit is the result of two factors. Firstly, the Company did not book the SRED cost recovery against its R&D expenses in year 2001, as was done in 2000. As a wholly owned subsidiary of the public company Carmanah Technologies Corporation, Carmanah Technologies Inc. may no longer recover research and development expense reimbursement through SRED. The claim may only be applied as a tax credit against future tax payable. Secondly, the Company did not capitalize as many of its projects in this current year. Carmanah's previous investment in intellectual property (over the past several ~~years~~) to develop the underlying core technology has resulted in the ability to turn new ideas for new markets into saleable product much faster.

The total investment in research and development including the capitalized portion increased 42%, represented by $502,687 in 2001 compared with $354,112 in 2000. However, as a percentage of sales, total investment in research and development was 15% of 2001 sales, compared to 16% of 2000 sales, indicating that growth in R&D investment is maintained at a consistent level with sales.


CREW
WORKING

Field trials of Carmanah's lights are underway with every Class One railway in North America. The Model 501 is ideal for addressing the industry's "Blue Flag Rule".

Net income (loss) for fiscal 2001 before depreciation and amortization was $(335,652), compared with $136,385 in fiscal 2000. The 2001 loss includes the significant increase to research and development expenses on the income statement of $271,485, versus the minimal expense in 2000 of $24,773. The loss can also be attributed to the additional resources and administrative expenses required to provide and support the extensive sales and marketing activities, as well as the one time RTO expense, and ongoing public company costs, including investor relations.

The Company's cash balance increased from $185,634 as at December 31, 2000 to $1,060,817 as at December 31, 2001, an increase of $875,183. Net cash usage from operations and investing activities for the year was $750,345 versus $511,137 last year. Financing for Carmanah's operations was funded from the $1.75 million raised in the reverse take-over. Net working capital at year end was $1,664,885, with a current ratio of 4.76 and $47,447 of non-current debt obligations.

Irene Schamhart
Finance Manager
May 6, 2002

"...as you are well aware we did purchase the existing solar powered navigation lights from your company some eighteen months ago, these have proved very reliable over this period and have not required any maintenance at all. I am pleased to notify that we will within the near future require additional navigation lights..."

Paul Brennan, Marina Manager
Admiral Marina and Leisure Club
Port Dickson, Malaysia

"At this time, we have been using Carmanah lights for about one year and the problems of maintenance and reliable functioning of our navigation lighting system has become a thing of the past. The only thing we do now is check the lights intermittently to make sure that they are working."

Elsa Zuniga L., Marina Administrator
Marina Ixtapa
Mexico

Auditors' Report to the Shareholders

We have audited the consolidated balance sheets of Carmanah Technologies Corporation as at December 31, 2001 and 2000 and the consolidated statements of operations and deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

Except as explained in the following paragraph, we conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

Because we were appointed auditors of the Company during 2000, we were not able to observe the counting of physical inventories at December 31, 1999. Since opening inventories enter into the determination of the results of operations for 2000, we were unable to determine whether adjustments to opening deficit, cost of sales and net loss for the year might be necessary for 2000.

In our opinion, except for the effect on the 2000 financial statements of adjustments, if any, which we might have determined to be necessary had we been able to observe the counting of physical inventories as described in the preceding paragraph, the consolidated statements of operations and deficit and cash flows for the year ended December 31, 2000 presents fairly, in all material respects, the results of operations and cash flows of the Company for the year then ended in accordance with Canadian generally accepted accounting principles. Further, in our opinion, the consolidated balance sheets present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000, and the consolidated statements of operations and deficit and cash flows for the year ended December 31, 2001 presents fairly, in all material respects, the results of operations and cash flows of the Company for the year then ended in accordance with Canadian generally accepted accounting principles.

KPMG LLP

Chartered Accountants
Victoria, Canada
March 15, 2002

Carmanah Technologies Corporation
Consolidated Balance Sheets
December 31, 2001 and 2000

	2001	2000
Assets		
Current assets:		
Cash and cash equivalents	$ 1,060,817	$ 185,634
Accounts receivable	358,958	226,588
Inventories	587,439	495,000
Taxes recoverable	23,888	133,273
Prepaid expenses and deposits	26,777	2,591
Current portion of advances receivable	49,472	-
	2,107,351	1,043,086
Advances receivable *(note 3)*	111,500	-
Deferred development costs *(note 4)*	216,895	203,281
Capital assets *(note 5)*	279,873	208,472
Patents and other intangible assets	29,487	28,989
	$ 2,745,106	$ 1,483,828
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 340,876	$ 233,282
Bank loan *(note 6)*	30,000	90,000
Current portion of long-term debt	27,790	36,121
Current portion of obligations under capital leases	25,800	9,383
Current portion of future income taxes *(note 7)*	18,000	15,000
	442,466	383,786
Long-term debt *(note 8)*	17,143	27,318
Obligations under capital leases *(note 9)*	30,304	20,040
Advances received	-	200,000
Future income taxes	-	3,000
	489,913	634,144
Shareholders' equity		
Share capital *(note 10)*	3,029,746	947,739
Contributed surplus	26,188	26,188
Deficit	(800,741)	(124,243)
	2,255,193	849,684
	$ 2,745,106	$ 1,483,828

See accompanying notes to consolidated financial statements.

Approved by the Directors:

Art Aylesworth, C.E.O. and Director

P. Varshney
Praveen Varshney, Director

Carmanah Technologies Corporation

Consolidated Statements of Operations and Deficit
December 31, 2001 and 2000

	2001	2000
Sales	$ 3,379,745	$ 2,227,731
Cost of sales	1,588,280	1,240,792
	1,791,465	986,939
Operating expenses		
Wages and benefits	1,102,351	511,281
Office and administration	539,360	167,440
Research and development	271,485	24,773
Sales and marketing	200,705	95,406
Bank charges and interest	38,912	33,654
Amortization of:		
Capital assets	111,129	70,483
Deferred development costs	217,588	149,877
Patents and other intangible assets	12,129	5,294
	2,493,659	1,058,208
Operating loss	(702,194)	(71,269)
Other income		
Interest and other income	25,696	-
Loss before income taxes	(676,498)	(71,269)
Income tax expense		
Future *(note 7)*	-	(18,000)
Loss for the year	(676,498)	(89,269)
Deficit, beginning of year	(124,243)	(34,974)
Deficit, end of year	$ (800,741)	$ (124,243)
Loss per share	$ (0.04)	$ (0.01)
Weighted average number of shares outstanding	16,960,962	10,408,202

See accompanying notes to consolidated financial statements.

Carmanah Technologies Corporation
Consolidated Statements of Cash Flows
December 31, 2001 and 2000

	2001	2000
Cash provided by (used in):		
Operations:		
Loss for the year	$ (676,498)	$ (89,269)
Items not involving cash:		
Amortization	340,846	225,654
Share capital issued for services	-	20,000
Future income tax expense	-	18,000
Changes in non-cash working capital:		
Accounts receivable	(132,370)	(98,903)
Inventories	(92,439)	(19,556)
Taxes recoverable	109,385	(286,399)
Prepaid expenses and deposits	(24,186)	-
Accounts payable and accrued liabilities	107,594	20,042
Deferred revenue	-	(4,024)
	(367,668)	(214,455)
Investing:		
Deferred development costs	(231,202)	(196,066)
Purchase of capital assets	(138,848)	(83,209)
Patent and other intangible assets	(12,627)	(17,407)
	(382,677)	(296,682)
Financing:		
Proceeds on share issuance	2,113,842	1,071,505
Share issuance costs	(31,835)	-
Repurchase of share capital	-	(443,812)
Repayment of bank loan	(60,000)	(35,000)
Proceeds from issuance of long-term debt	33,400	81,000
Repayment of long-term debt	(51,906)	(182,665)
Advances received (repaid)	(200,000)	200,000
Repayment of advances from affiliated companies	-	(30,850)
Increase in advances receivable	(160,972)	-
Principal payments of obligations under capital leases	(17,001)	(1,745)
	$ 1,625,528	$ 658,433
Increase in cash and cash equivalents	875,183	147,296
Cash and cash equivalents, beginning of year	185,634	38,338
Cash and cash equivalents, end of year	1,060,817	185,634
Supplemental cash flow information		
Cash paid during the year for:		
Interest	$ 38,912	$ 33,654
Non-cash investing and financing activities:		
Acquisition of equipment through capital lease	43,682	31,168
Acquisition of equipment through supplier loan	-	40,235
Shares issued for services	288,004	-

See accompanying notes to consolidated financial statements.

Carmanah Technologies Corporation was incorporated pursuant to the provisions of the Business Corporations Act (Alberta) on March 26, 1996 as Andina Development Corporation. The Company changed its name to Bargain Castle International Limited on January 14, 2000 and changed its name back to Andina Development Corporation on February 10, 2000.

On June 21, 2001, the Company acquired all the issued and outstanding share capital of Carmanah Technologies Inc. ("CTI"), a company which is in the business of developing and manufacturing solar-powered light technology and the sale of related products, and changed its name to Carmanah Technologies Corporation ("CTC" or the "Company").

1. **Significant accounting policies:**

(a) Basis of presentation:

(I) Reverse takeover transaction:

On June 21, 2001, the Company acquired all the issued and outstanding common shares of CTI in exchange for common shares.

The shareholders of CTI hold the majority of the outstanding shares of the Company following the transaction and, accordingly, the transaction has been accounted for as a reverse takeover in accordance with Canadian generally accepted accounting principles.

Application of reverse takeover accounting results in the following:

(a) The consolidated financial statements of the combined entity are issued under the name of the legal parent, the Company, but are considered a continuation of the financial statements of the legal subsidiary CTI.

(b) As CTI is deemed to be the acquirer for accounting purposes, its assets and liabilities are included in the consolidated balance sheets for the continuing entity at their historical carrying values. The Company's assets and liabilities are included in the consolidated balance sheets at estimated fair market value, which is believed to be the same as book value.

(Ii) The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles. The following is a summary of the significant accounting policies used in the preparation of the financial statements. These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, CTI. All inter-company transactions and balances have been eliminated.

1. Significant accounting policies (continued):

(b) Cash and cash equivalents:

Cash and cash equivalents include highly liquid investments, consisting primarily of term deposits, with terms to maturity of three months or less at the date of purchase.

(c) Inventories:

Inventories are valued on a first-in, first-out basis at the lower of average cost and replacement cost for raw materials and at the lower of cost and net realizable value for work-in-process and finished goods.

(d) Capital assets:

Capital assets are carried at cost less accumulated amortization. Amortization is determined at rates, which will reduce original cost to estimated residual value over-the useful life of each asset. The annual rates used to compute amortization are as follows:

Asset	Basis	Rate
Automobiles	declining balance	30%
Computer hardware	declining balance	30%
Computer software	declining balance	100%
Leasehold improvements	straight-line	term of lease
Office, production and research equipment	declining balance	20%
Patents	declining balance	25%

(e) Revenue recognition:

Revenues from the sale of products are recognized at the time the product is shipped and title passes,persuasive evidence exists of a sales arrangement, collection is probable and the price is fixed or determinable. Provisions are established for estimated product returns and warranty costs at the time revenue is recognized based on historical experience for the product. If there is a requirement for customer acceptance of any products shipped, revenue is recognized only after customer acceptance has been received. Payments received in advance of the satisfaction of the Company's revenue recognition policies are recorded as deferred revenue.

1. **Significant accounting policies (continued):**

(f) Development costs:

Research costs are expensed as incurred. Development costs are expensed as incurred unless the criteria for deferral have been met. Costs of project development, net of any applicable research and development tax credits, are capitalized until project completion or commencement of commercial sales of the product. Deferred development costs are amortized over three years.

(g) Loss per share:

Loss per share is based on the weighted average number of shares outstanding during the year, as calculated based on the number of issued shares of the legal parent, CTC. Fully diluted loss per share has not been presented as the effect would be anti-dilutive.

(h) Stock-based compensation:

No compensation expense is recognized when stock options are issued to employees. Any consideration paid by the employees on exercise of stock options is credited to share capital.

(i) Future income taxes:

The Company used the asset and liability method of accounting for income taxes. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of future of a change in tax rates is recognized in income in the period that included the date of enactment or substantive enactment.

(j) Foreign currency transactions:

The Company's functional currency is the Canadian dollar. Monetary assets and liabilities denominated in foreign currency are translated to Canadian dollars at the rate of exchange prevailing at the consolidated balance sheets date. Non-monetary items are translated at rates of exchange in effect when the amounts were acquired or obligations incurred. Revenues and expenses are translated at rates in effect at the time of the transaction. Foreign exchange gains and losses are recognized in the consolidated statements of operations during the year in which they arise.

1. Significant accounting policies (continued):

(k) Measurement uncertainty:

The presentation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the period. The recoverability of inventories and deferred development costs are periodically evaluated based on projected future revenues, net of associated costs, on a product-by-product basis. The projection of future revenues from individual products depends upon assumptions regarding market acceptance, competition from other products, changes in technology and other factors which affect the Company's revenues and costs. Actual results could differ from those estimates.

(l) Comparative figures:

Certain comparative figures have been reclassified to conform with the financial statement presentation adopted in the current year.

2. Reverse takeover of Carmanah Technologies Inc.:

Pursuant to a Share Purchase Agreement dated June 14, 2001, the Company has acquired all the issued and outstanding share capital of CTI in exchange for 14,000,000 post-consolidated common shares of the Company. In addition, the Company issued 100,000 post-consolidated common shares as a finder's fee for the acquisition.

As the transaction, which was completed on June 21, 2001, resulted in the shareholders of CTI acquiring the majority of the outstanding shares of the Company, the transaction was accounted for as a reverse takeover using the purchase method with CTI as the acquirer. The amounts assigned to the assets and liabilities purchased are based on the account balances as at June 30, 2001 (there being no material transactions between June 21, 2001 and June 30, 2001) as the estimated fair value of the net assets of the Company, as follows:

	Amount
Net assets acquired at assigned value:	
Cash	$ 1,468,014
Accounts receivable	14,898
Prepaid expenses and deposits	271
Advances to Bargain Castle International Discount Centres Inc.	171,500
Advances to CTI	500,000
	2,154,683
Accounts payable and accrued liabilities	(40,841)
	$ 2,113,842
Consideration given	
Common shares of CTI	2,113,842

3. Advances receivable:

		December 31, 2001
Advances, beginning of year	$	-
Advances		241,500
Payments received		(100,000)
Accrued interest for the year		19,472
		160,972
Less current portion of advances recievable		(49,472)
Advances, end of year	$	111,500

The Company entered into a Letter of Intent dated September 15, 1999 which sets forth the basic terms and conditions of a proposed acquisition of all the issued and outstanding securities of Bargain Castle International Discount Centres Inc. ("Bargain Castle"), a private company which carries on the business of selling goods that are purchased from liquidation sources. The transaction was not completed as certain conditions required to be met for the closing were not satisfied.

Interest on these advances accrues at the rate of 8% per annum. The debt is secured by a first charge over all the assets of Bargain Castle, pursuant to a general security agreement.

4. Deferred development costs:

		2001		2000
Deferred development costs, beginning of year	$	203,281	$	157,092
Development costs incurred		231,202		329,339
Less investment tax credits		-		(133,273)
Net additions		231,202		196,066
Amortization		(217,588)		(149,877)
Deferred development costs, end of year	$	216,895	$	203,281

5. Capital assets:

2001	Cost	Accumulated Amortization	Net Book Value
Automobiles	$ 11,200	$ 6,535	$ 4,665
Computer hardware	185,928	78,884	107,044
Computer software	96,572	75,010	21,562
Leasehold improvements	72,103	28,550	43,553
Office equipment	27,832	7,880	19,952
Production equipment	93,847	30,365	63,482
Research equipment	28,701	9,086	19,615
	$ 516,183	$ 236,310	$ 279,873

2000	Cost	Accumulated Amortization	Net Book Value
Automobiles	$ 11,200	$ 4,536	$ 6,664
Computer hardware	132,325	44,494	87,831
Computer software	53,449	30,600	22,849
Leasehold improvements	37,219	17,618	19,601
Office equipment	18,813	4,018	14,795
Production equipment	53,375	19,554	33,821
Research equipment	27,271	4,360	22,911
	$ 333,652	$ 125,180	$ 208,472

Computer hardware includes $75,797 (2000 - $32,115) of computers acquired under capital leases.
Amortization expense includes $19,558 (2000 -$4,817) for computer hardware under capital leases.

6. Bank loan:

As at December 31, 2001, CTI has a credit facility with the Royal Bank of Canada which includes a demand operating loan to a maximum of $200,000 at prime plus 1%. This credit facility is secured by a general security agreement and by a cash collateral security agreement.

9. Obligations under capital leases:

The Company leases computer equipment under lease agreements, which are classified as capital leases. The future minimum annual lease payments are repayable as follows:

	Amount
2001	$ 28,872
2002	26,857
2003	6,350
	62,079
Less amounts representing interest at 7.75% - 10.75%	(5,975)
Present value of capital lease obligations	56,104
Less current portion	(25,800)
	$ 30,304

Interest expense incurred during 2001 on capital leases amounted to $5,521 (2000 -$270).

10. Share capital:

(a) In accordance with reverse takeover accounting principles, CTI, the legal subsidiary, is deemed to have acquired control of the net assets of the legal parent, the Company (see note 2). Accordingly, the number of issued shares reflects the structure of the Company, while the value of the issued share capital reflect the position of CTI adjusted for the cost of the purchase.

Authorized: unlimited common shares
Issued:

Share capital of Carmanah Technologies Inc. (legal subsidiary) prior to reverse takeover:

	Number of Common Shares	Amount
Balance, December 31, 1999	4,822,625	$ 231,260
Issued for cash	2,674,130	1,071,505
Redeemed	(1,261,068)	(470,000)
Issued for payment of debt	254,827	94,974
Issued for services rendered	50,441	20,000
Issued on subscription	1,450,738	1,451
Less share subscription receivable	-	(1,451)
Balance, December 31, 2000	7,991,693	947,739
Issued for services rendered	441,529	252,004
Balance, June 20, 2001 immediately prior to reverse takeover transaction	8,433,222	$ 1,199,743

10. Share capital (continued):

(a) (continued):

Share capital of Carmanah Technologies Corporation (as a result of the reverse takeover):

	Number of Common Shares	Amount
Issue of shares in exchange for shares of legal subsidiary to effect the reverse takeover	14,000,000	$ 1,199,743
Fair value of net assets of legal parent attributed to issued shares of legal parent at the date of reverse takeover	6,112,710	2,113,842
Issued for services rendered	100,000	36,000
Less share issuance and reverse takeover costs	-	(319,839)
Balance, December 31, 2001	20,212,710	$ 3,029,746

In conjunction with the reverse takeover, the Company consolidated its common shares on the basis of one post-consolidated common share for each 1.5 common shares previously outstanding. The Company also completed a brokered private placement of 2,334,934 special warrants at a price of $0.75 per special warrant for gross proceeds of $1,751,201. Each special warrant entitles the holder, on exercise or deemed exercise and for no additional consideration, to a unit of the Company. Each unit is comprised of one post-consolidated common share and one-half of one common share purchase warrant. Each whole common share purchase warrant will entitle the holder to purchase one post-consolidated common share at a price of $1.00 until June 21, 2002 and $1.25 until December 31, 2002. A commission of 7.5% or $131,340 was paid to various agents and finders on the private placement and other costs of $181,443 were incurred in respect of the private placement and reverse takeover, giving net proceeds of $1,438,418. The Company has also issued brokers' warrants exercisable into agent's warrants which, in turn, entitle the holders to purchase in aggregate 233,493 units of the Corporation on the same terms as the private placement.

10. Share capital (continued):

(b) Stock options:

On June 20, 2001, the Company granted 2,995,500 directors' and employees' stock options at a price of $0.75 per share to expire on June 20, 2006. The following summarizes information about the stock options outstanding and exercisable at December 31, 2001:

	Number of Options	Weighted Average Exercise Price
Balance, December 31, 2000	249,333	$ 0.60
Granted	2,995,500	0.75
Cancelled	(20,000)	(0.60)
Balance, December 31, 2001	3,224,833	$ 0.74

In conjunction with the reverse takeover, the Company consolidated its common share options on a one post-consolidated common share option for each 1.5 common share options previously outstanding. The opening balance at December 31, 2000 has been restated to reflect this capital restructuring.

The following table summarizes information about the stock options outstanding at December 31, 2002.

Exercise Price	Number Outstanding at Dec 31, 2001	Expiry Date	Number Exercisable at Dec 31, 2001
$0.60	229,333	Feb 3, 2005	229,333
$0.75	2,995,500	June 20, 2006	2,995,500
	3,224,833		3,224,833

(c) Shares held in escrow:

As at December 31, 2001, 7,206,021 common shares of the Company were subject to an escrow agreement under which the shares may not be transferred, assigned or otherwise dealt with without the consent of the relevant regulatory body having jurisdiction thereon.

10. Share capital (continued):

(d) Warrants:

The following warrants were outstanding at December 31, 2001 (2000 -nil). Each warrant entitles the holder to purchase one common share of the Company.

Number	Exercise Price	Expiry Date
440,000	$ 0.975	Mar 3, 2002
1,167,467	$ *1.00/$1.25	Dec 21, 2002

* $1.00 until June 21, 2002; $1.25 subsequent to June 21, 2002.

In addition, the Company has issued 233,493 brokers' warrants, which entitle the holder to one common share and one half warrant until December 21, 2002 at a price of $0.75. Subsequent to December 21, 2002, the holder is only entitled to one common share. These brokers' warrants expire June 21, 2003.

11. Related party transactions:

During the year, CTI paid a salary of $80,000 for research and development to a Director of the Company. During the year, CTI paid contract fees of $368,373 to a company part owned by a Director of the Company, this company provides three senior management positions to CTI.

The Company has entered into an advisory agreement with a company controlled by two directors of the Company in the amount of $10,000 per month, expiring July 2004. During the year, the Company paid management fees of $60,000 under this agreement.

These transactions are in the normal course of operations and are measured at the exchange amount of consideration established and agreed to by the related parties.

12. Financial instruments:

(a) Fair value:

For certain of the Company's financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, and bank loan, the carrying amounts approximate fair value due to their immediate or short-term maturity. The fair value of obligations under long-term debt and obligations under capital leases, calculated at the present value of future payments and discounted at the current market rates of interest available to the Company for debt instruments with similar terms and maturity, approximate their carrying values.

(b) Currency risk:

The Company's major sales contracts are concluded in U.S. dollars and, as such, the Company is exposed to exchange rate fluctuations in this currency.

13. Commitments:

The Company has operating lease agreements for the rental of premises and equipment. The minimum future annual rental payments under the leases are as follows:

	Amount
Year ending December 31:	
2002	$ 106,711
2003	112,150
2004	114,534
2005	114,104
2006	76,069
	$ 523,568

14. *Industry segment and foreign operations:*

The Company defines an operating segment as a component that engages in business activities whose operating results are reviewed by the chief operating decision maker and for which discrete financial information is available. The Company's chief operating decision maker has been identified as the CEO, who reviews operating results for the entity as a whole in making decisions about allocating resources and assessing performance for the Company. The Company operates in one segment being the design, development, manufacture and marketing of solar-powered light technology to consumers and suppliers worldwide. Since the Company operates in one segment, all financial segment information can be found in the consolidated financial statements.

Sales to the Company's major customers representing more that 10% of the total revenues included:

	December 31, 2001	December 31, 2000
Customer A	$ 424,049	$ 381,250

As at December 31, 2001 and 2000, all of the assets related to the Company's operations were located in Canada.

For geographical reporting, revenues are attributed to the geographic location in which the customer is located as follows:

	December 31, 2001	December 31, 2000
North America	$ 1,898,000	$ 1,215,000
South America	100,000	148,000
Europe	903,000	529,000
Middle East	112,000	68,000
Asia	243,000	165,000
South Pacific	123,000	102,000
	$ 3,379,000	$ 2,227,000

Contact Information

Head Office

Carmanah Technologies Corporation
Building 4, 203 Harbour Road, Victoria, BC, Canada V9A 3S2

Toll-Free (N.A.): 1-877-722-8877
Worldwide: (250) 380-0052
Fax: (250) 380-0062
Email: info@carmanah.com

Investor Relations

Mr. Praveen Varshney, Director
Toll-Free (N.A.): 1-866-629-0264
Telephone: (604) 629-0264
Fax: (604) 682-4768
E-mail: investors@carmanah.com

Investment Information

(as of May 06, 2002)

Common Stock

Stock Exchange: TSX Venture Exchange
Stock Symbol: CMH
Issued and Outstanding: 20,652,710
Fully Diluted: 25,278,503

Fully reporting issuer in the United States
- Registration Statement on form "20-F" filed with the SEC

Corporate

Financial Year-End: December 31
Auditor: KPMG, LLP
Corporate Lawyer: Armstrong Perkins Hudson
Transfer Agent: Pacific Corporate Trust Company
Industry Classification: Industrial Products - Technology
CUSIP Number: 798210

Carmanah

2002 – First Quarter Report

Carmanah Technologies Corporation

For the three months ended March 31, 2002

(Unaudited – Prepared by Management)

CARMANAH TECHNOLOGIES CORPORATION

Consolidated Balance Sheets

March 31, 2002 and December 31, 2001
(Prepared by Management)

	March 31, 2002 (unaudited)	December 31, 2001 (audited)
Assets		
Current assets:		
Cash and cash equivalents	$ 1,174,918	$ 1,060,817
Accounts receivable	738,482	358,958
Taxes recoverable	5,409	23,888
Prepaid expenses and deposits	41,642	26,777
Inventories	662,864	587,439
Current portion of advances receivable	43,586	49,472
	2,666,901	2,107,351
Advances receivable (note 3)	111,500	111,500
Capital assets (note 4)	286,484	279,873
Deferred development costs (note 5)	158,289	216,895
Patents and other intangibles	26,542	29,487
	$3,249,716	$2,745,106
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	624,785	340,876
Bank loan (note 6)	50,000	30,000
Current portion of long-term debt	22,204	27,790
Current portion of obligations under capital lease	19,067	25,800
Current portion of future income taxes	18,000	18,000
	734,056	442,466
Long-term debt (note 7)	17,143	17,143
Obligations under capital lease (note 8)	30,304	30,304
Shareholders' equity:		
Share capital (note 9)	3,267,346	3,029,746
Contributed surplus	26,188	26,188
Deficit	(825,321)	(800,741)
	2,468,213	2,255,193
	$ 3,249,716	$ 2,745,106

See accompanying notes to interim financial statements.

CARMANAH TECHNOLOGIES CORPORATION
Consolidated Statements of Operations and Deficit

For the three months ended March 31, 2002 and 2001
(Unaudited – Prepared by Management)

	2002	2001
Revenues	$ 1,381,044	$ 837,854
Cost of goods sold	598,330	394,214
	782,714	443,640
Operating expenses:		
Wages and benefits	323,834	212,482
Research and development	155,894	98,312
Sales and marketing	133,179	37,344
Office and administration	121,488	97,904
Bank charges and interest	12,981	2,380
Amortization of:		
Capital assets	22,315	18,729
Deferred development costs	58,606	35,060
Patents and other intangible assets	2,945	1,536
	831,242	503,747
Operating loss for the period	(48,528)	(60,107)
Other income:		
Interest and other income	23,948	–
Loss for the period	(24,580)	(60,107)
Deficit, beginning of period	(800,741)	(124,242)
Deficit, end of period	$ (825,321)	$ (184,349)
Loss per share	$ (0.001)	$ (0.007)
Weighted average number of shares outstanding	20,305,599	8,433,222

See accompanying notes to interim financial statements.

CARMANAH TECHNOLOGIES CORPORATION

Consolidated Interim Statements of Cash Flows

For the three months ended March 31, 2002 and 2001
(Unaudited – Prepared by Management)

	2002	2001
Cash provided by (used in):		
Operations:		
Loss for the period	$ (24,580)	$ (60,107)
Amortization, an item not involving cash	83,866	55,324
Changes in non-cash operating working capital:		
Accounts receivable	(379,524)	(219,946)
Taxes recoverable	18,479	–
Inventories	(75,425)	83,773
Prepaid expenses and deposits	(14,865)	(7,500)
Advances receivable	5,886	–
Accounts payable and accrued liabilities	283,910	(55,460)
	(102,253)	(203,916)
Investing:		
Purchase of capital assets	(28,927)	(32,485)
Financing:		
Shares issued by way of private placement	237,600	–
Bank loan	20,000	(70,000)
Proceeds from issuance of long term debt (repaid)	(5,586)	19,579
Principal payments of obligations under capital leases	(6,733)	(6,189)
Advances received	–	300,000
	245,281	243,390
Increase in cash and cash equivalents	114,101	6,989
Cash and cash equivalents, beginning of period	1,060,817	185,634
Cash and cash equivalents, end of period	$ 1,174,918	$ 192,623

See accompanying notes to interim financial statements.

1. Nature of operations:

Carmanah Technologies Corporation (the "Corporation") was incorporated pursuant to the provisions of the Business Corporations Act (Alberta) on March 26, 1996 as Andina Development Corporation. The Corporation changed its name to Bargain Castle International Limited on January 14, 2000 and changed its name back to Andina Development Corporation on February 10, 2000.

On June 21, 2001, the Corporation acquired all the issued and outstanding share capital of Carmanah Technologies Inc. ("CTI"), a company which is in the business of developing and manufacturing solar-powered light technology and the sale of related products, and changed its name to Carmanah Technologies Corporation.

2. Significant accounting policies:

(a) Basis of consolidation:

The consolidated financial statements of the Corporation include the accounts of the Corporation and its wholly-owned subsidiary, Carmanah Technologies Inc. ("CTI"). All intercompany transactions and balances have been eliminated.

(b) Inventories:

Inventories are valued on a first-in, first-out basis at the lower of average cost and replacement cost for raw materials and at the lower of cost and net realizable value for work-in-process and finished goods.

(c) Capital assets:

Capital assets are carried at cost less accumulated amortization. Amortization is determined at rates which will reduce original cost to estimated residual value over the useful life of each asset. The annual rates used to compute amortization are as follows:

Asset	Basis	Rate
Automobiles	declining balance	30%
Computer hardware	declining balance	30%
Computer software	declining balance	100%
Leasehold improvements	straight-line	term of lease
Office, production, and research equipment	declining balance	20%
Patents	declining balance	25%

(d) Revenue recognition:

Revenues from the sale of products are recognized when goods are shipped to customers and all conditions of sale have been met. A provision for potential warranty claims is recorded at the time revenue is recognized, based on warranty terms and claims experience.

2. Significant accounting policies (continued):

(e) Development costs:

Research costs are expensed as incurred. Development costs are expensed as incurred unless the criteria for deferral have been met. Costs of project development, net of any applicable research and development tax credits, are capitalized until project completion or commencement of commercial sales of the product. Costs are then amortized over the lesser of three years and the estimated useful life of the project.

(f) Loss per share:

Loss per share is based on the weighted average number of shares outstanding during the year. Fully diluted loss per share has not been presented as the effect on basic loss per share would be anti-dilutive.

(g) Stock-based compensation:

No compensation expense is recognized when stock options are issued to employees. Any consideration paid by the employees on exercise of stock options is credited to share capital.

3. Advances receivable:

	March 31, 2002
Advances per beginning of year	$ 141,500
Payments received	(10,000)
Accrued interest for in 2001	19,472
Accrued interest for the period	4,114
	155,086
Less: current portion of advances receivable	43,586
	$ 111,500

The Corporation entered into a Letter of Intent dated September 15, 1999 which sets forth the basic terms and conditions of a proposed acquisition of all the issued and outstanding securities of Bargain Castle International Discount Centres, Inc. ("Bargain Castle"), a private company which carries on the business of selling goods that are purchased from liquidation sources. The transaction was not completed as certain conditions required to be met for the closing were not satisfied.

As at March 31, 2002, the Corporation has an outstanding loan of $155,086 to Bargain Castle. Interest on these advances accrues at the rate of 8% per annum. The debt is secured by a first charge over all the assets of Bargain Castle, pursuant to a general security agreement.

4. [illegible]pital assets:

	Cost	Accumulated amortization	Net book value
			March 31, 2002
Automobil[illegible]	$ 11,200	$ 6,535	$ 4,665
Comput[illegible] [illegible]re	203,793	87,474	116,319
Comp[illegible] [illegible]ware	101,766	80,753	21,013
Lease[illegible] [illegible]mprovem[illegible]	73,630	31,272	42,358
Office equipment	29,436	8,917	20,519
Production equipment	96,583	33,608	62,975
Research equipment	28,701	10,066	18,635
	$ 545,109	$ 258,625	$ 286,484

5. Deferred development costs:

	March 31, 2002
Deferred development costs, beginning of year	$ 216,894
Amortization	(58,605)
Deferred development costs, end of year	$ 158,289

6. Bank loan:

As at March 31, 2002, CTI had a credit facility with the Royal Bank of Canada which includes a revolving demand loan to a maximum of $200,000 at prime plus 1%. This credit facility is secured by a cash collateral security agreement.

7. Long-term debt:

	March 31, 2002
Business Development Bank loan, repayable with principal, and interest at 9.5%, secured by a general security agreement on manufacturing equipment	$ 10,425
City of Victoria, repayable with principal, and interest at 7.92%.	7,581
Intuitive Manufacturing Systems Inc. installment payment agreement, interest at 19%, secured by the IMS software license	21,341
	39,347
Less: current portion of long-term debt	22,204
	$ 17,143

CARMANAH TECHNOLOGIES CORPORATION

Notes to Consolidated Interim Financial Statements

For the three months ended March 31, 2002
(Unaudited – Prepared by Management)

7. Long-term debt (continued)

Scheduled debt repayments over the next five years to maturity are as follows:

2002	$ 27,790
2003	12,254
2004	1,714
2005	1,855
2006	1,320
	$ 44,933

8. Obligations under capital lease:

CTI leases computer equipment under a lease agreement which is classified as a capital lease. The future minimum annual lease payments are repayable as follows:

2002	$ 21,584
2003	26,674
2004	6,990
	55,248
Less amounts representing interest	(5,877)
Present value of capital lease obligations	49,371
Less current portion	19,067
	$ 30,304

9. Share capital:

(a) Authorized:

Unlimited number of common shares without par value.

Unlimited number of preferred shares, issuable in series.

(b) Issued and outstanding:

	Number of common shares	Amount
Share capital as at December 31, 2001	20,212,710	$ 3,029,746
Private Placement	440,000	237,600
Share capital as at March 31, 2002	20,652,710	$ 3,267,346

9. Share capital (continued)

(c) Stock options:

The following summarizes information about the stock options outstanding and exercisable at March 31, 2002:

	Number of options	Weighted average exercise price
Balance, March 31, 2002	3,224,833	$ 0.75

(d) Warrants:

The following warrants were outstanding at March 31, 2002. Each warrant entitles the holder to purchase one common share of the Company.

Number	Exercise price	Expiry date
1,167,467	*$1.00/$1.25	December 21, 2002

* $1.00 until June 21, 2002; $1.25 subsequent to June 21, 2002.

In addition, the Company has issued 233,493 brokers' warrants, which entitle the holder to one common share and one half warrant until December 21, 2002 at a price of $0.75. Subsequent to December 21, 2002, the holder is only entitled to one common share. These brokers' warrants expire June 21, 2003.

(e) Shares held in escrow:

As at March 31, 2002, 7,206,021 common shares of the Corporation were subject of an escrow agreement under which the shares may not be transferred, assigned or otherwise dealt with without the consent of the relevant regulatory body having jurisdiction thereon.

10. Related party transactions:

During the period, CTI paid a salary of $20,000 for research and development to a Director and contract fees of $71,790 to a company part owned by a Director of the Corporation. The contracted company provides three senior management positions to CTI.

During the period, the Corporation paid management fees of $30,000 to a company controlled by Directors of the Corporation.

CARMANAH TECHNOLOGIES CORPORATION

Financial Result:

For the three month period ended March 31, 2002, the Company recorded a record quarter with revenues of $1,381,044. This was an increase of 65% over the same period in 2001. Revenue growth was achieved through (1) the continued growth of marine sales in existing product lines, (2) expansion into the railway and mining markets with existing products, and (3) expansion into the transportation and transit markets with entirely new products. Unit sales increased from 3,241 units sold and delivered for first quarter 2001 to 4,860 for first quarter 2002.

Direct cost of goods totaled $598,330 in the three month period ended March 31, 2002 as compared to $394,214 for the three months ended March 31, 2001. Gross profit as a percentage of sales at March 31, 2002 was 57% as compared to 53% during same period in 2001. This is a result of the Company's movement towards more direct selling through dedicated sales staff and an aggressive e-commerce program.

Total operational expenses for the three month period ended March 31, 2002 were $831,242 overall, a 65% increase over the $503,747 in the same period in 2001. This is the result of increased staff and administrative expenses to support the Company's expansion into new products and new markets. Increasing investment is being made into markets that will be primary sources of revenues in the months and years to come.

Net loss for the three month period ended March 31, 2002 was $48,528 as compared to a net loss of $60,107 for the same period in 2001. The overall loss position is a result of additional resources and administrative expenses required to provide and support the extensive sales and marketing activities. The Company also made a further investment of $155,894 into research and development expenses during the three month period ended March 31, 2002 as compared to $98,312 in the same period in 2001.

The Company's cash balance increased from $192,623 as at March 31, 2001 to $1,174,918 as at March 31, 2002, an increase of $982,295. The increase was primarily attributable to the cash received pursuant to the financing carried out in conjunction with the reverse takeover of Carmanah Technologies Inc. ("CTI") in 2001.

CTI is a technology corporation specializing in the design, manufacture and supply of patented, proprietary solar L.E.D. (light emitting diode) lighting solutions for the marine, roadway and railway markets worldwide. CTI's products are designed for markets with strict, regulated requirements for performance, dependability and vandal resistance. CTI's products are built to require no servicing for five years and are virtually indestructible. They are sold around the world through an extensive system of distributors and via e-commerce at www.carmanah.com. Established in 1993 and headquartered in Victoria, British Columbia, Canada, CTI currently has over 80 distributors worldwide and approximately 42,000 lights installed to-date.

Operations:

The Corporation had an eventful first quarter as sales of the Corporation's products continued to increase steadily. The performance, quality and reliability of Carmanah's products continue to be recognized internationally. Operating systems and production infrastructure have been enhanced to meet growing demands.

Introduction of Solar-Powered LED Products to Transportation Market

On February 12, 2002, the Corporation expanded its platform technology into the multi-billion dollar transportation market. CEO Art Aylesworth unveiled the Corporation's new product line of solar-powered light emitting diode (LED) lighting products, designed for the roadway safety industry, at the American Traffic Safety Services Association's (ATSSA) annual Convention & Traffic Expo in Dallas, Texas.

This is a mass market for the Corporation's technology, with immediate potential. Field trials are already underway on Carmanah's new transportation products in Europe and the United States.

Carmanah's new products include programmable *School Crossing Flashers,* which are easy to install and provide huge cost savings for school crossings. It is a stand alone self contained product that eliminates the need to dig up roads and wire in standard electrical crosswalk markers. Carmanah's proprietary software can program the light to turn itself on and off, taking into account school holidays, using a Handspring Visor or Palm Pilot. Other products include Roadway Hazard Markers, Directional Lights and Sign Enhancers, all of which improve safety and reduce power costs.

Product Orders for Transportation Market in U.K.

On March 26, 2002, the Corporation announced that it had received orders for its new solar powered LED transportation products for $200,000 from Solagen Ltd. (U.K.) designed to fast track innovative solar LED solutions from Carmanah to transportation organizations throughout the United Kingdom and Europe.

The transportation and transit markets in the U.K. represent a huge opportunity for Carmanah and Solagen. Each year, England alone spends over £200 million on maintenance, public lighting and safety for its share of Great Britain's 390,000-kilometer road system. Carmanah's proven solar LED technology adapts well to a range of products for this market – low cost, low-maintenance and long lasting with an autonomous light and power source.

Solagen is exclusively marketing products jointly developed with Carmanah, and will sell direct into the U.K.'s local government Traffic and Transportation sector as well as to highway contractors, schools and bus operators. Solagen's order, which will be filled by the end of March, was for solar powered LED school crossing flashers, and bi-directional road hazard marker posts.

Private Placement

On March 28, 2002, the Corporation announced that it had completed a non-brokered private placement of 440,000 common shares of the Corporation at a price of $0.54 per share, for gross proceeds of $237,600.

The proceeds from the financing are intended to speed up the Corporation's business development activities and new product development and to increase the Corporation's production capacities.

Board of Directors Nominees

On May 7, 2002, the Corporation announced the nomination of Trevor Johnstone and Kelly Edmison to the Corporation's Board of Directors.

Mr. Johnstone holds a Masters of Business Administration from the University of California, Berkeley, along with Chartered Accountant and Certified Public Accountant designations. He is a founder and principal of Tricor Pacific Capital, Inc. ("Tricor"), a private equity investment firm. He participates in all aspects of Tricor's investment activity and is an active director of each of its portfolio companies, namely, Tree Island Industries Ltd., Halsteel, Inc., Industrial Wire Products Corp., NorskeCanada, AG Growth Industries Inc., and Swiss Water Decaffeinated Coffee Company Inc. Prior to forming Tricor, he was a principal and acted as Chief Financial Officer of Macluan Capital Corporation. He also spent nineteen years as a practicing public accountant, initially with Arthur Andersen & Co. and thereafter as a founding partner of a local Vancouver accounting firm. Mr. Johnstone acts as a director of a number of public and private companies. As both a principal and advisor, he has gained experience in Canadian, US and international transactions. He was Chairman of Pacifica Papers Inc. during its billion-dollar merger with Norske Skog Canada Limited, and now sits on the board of the combined entity. He was instrumental in the formation and creation of Helijet Airways Inc., where he acts as Corporate Secretary and Director.

Kelly Edmison has been active in the Vancouver junior tech market for the past decade. A graduate of the University of Toronto and Queen's University, Mr. Edmison has practiced law for over 20 years. He spent his early career in Calgary and Hong Kong before joining Ladner Downs (now Borden Ladner Gervais) in 1985 where he practiced securities and commercial law until 1995. He then established his own practice focused exclusively on representing Vancouver based junior technology companies. During the past five years, companies represented by Mr. Edmison have closed over forty financings raising aggregate proceeds in excess of $200,000,000. Mr. Edmison has been an officer of a number of high profile venture capital financed companies such as NxtPhase Corporation and Sonigistix Corporation. He has also been a director and/or officer of various public companies listed on the TSX Venture Exchange and / or the Toronto Stock Exchange such as PCS Wireless Inc., eDispatch Wireless Data Inc. and A.L.I. Technologies Inc.

Mr. Edmison is currently President, Chief Executive Officer and a Director of Devon Ventures Corporation ("Devon Ventures"), a merchant banking firm listed on the TSX Venture Exchange. Devon Ventures has recently purchased 600,000 common shares of Carmanah as a portfolio investment.

The Board of Directors look forward to updating shareholders on several other exciting opportunities that the Corporation is currently developing. We thank you for your continued support.

About Carmanah Technologies Inc.

Carmanah designs, manufactures and supplies patented, proprietary solar-powered LED lighting solutions to the marine, railway and roadway markets. The Company has distributors in over 80 countries and now has more than 44,000 units installed worldwide.

The shares of Carmanah Technologies Corporation (parent company) are publicly traded on the TSX Venture Exchange under the symbol "CMH". For further information, please visit www.carmanah.com.

On Behalf of the Board of Directors
Carmanah Technologies Corporation

" Praveen Varshney "

Praveen Varshney, Director

Carmanah Technologies Corporation

HEAD OFFICE
Building 4, 203 Harbour Road
Victoria, British Columbia, Canada V9A 3S2

Toll-Free (N.America): 1-877-722-8877
Worldwide: (250) 380-0052
Fax: (250) 380-0062
Email: info@carmanah.com
Website: www.carmanah.com

CORPORATE OFFICE
Suite 1304, Cathedral Place
925 West Georgia Street
Vancouver, British Columbia, Canada, V6C 3L2

Toll-Free (N.America): 1-866-629-0264
Worldwide: (604) 629-0264
Fax: (604) 682-4768
Email: investors@carmanah.com